PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT
RORY MCALPINE (ENGLAND & WALES) GREGORY G.H. MIAO (NEW YORK) ALAN G. SCHIFFMAN (NEW YORK)	LONDON MOSCOW MUNICH PARIS SÃO PAULO Seoul SHANGHAI SINGAPORE SYDNEY TOKYO

May 19, 2015	TORONTO

Confidential

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Jim Allegretto, Senior Assistant Chief Accountant

Donna Di Silvio, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Secoo Holding Limited

CIK No. 0001633441

Response to the Staff’s Comment Letter Dated April 30, 2015

Dear Ms. Ransom, Ms. López, Mr. Allegretto and Ms. Di Silvio:

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 30, 2015. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on March 31, 2015.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect its recent developments and to include the audited consolidated financial statements as of and for the year ended December 31, 2014.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of such written communication.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act. If the Company becomes aware of any such research report published or distributed by any broker or dealer that is participating or will participate in its offering in the future, the Company will provide the Staff with a copy of such research report promptly.

2.                                      We note references throughout your prospectus to Frost & Sullivan, a third-party source, for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

In response to the Staff’s comment, the Company is providing in Annex A the relevant pages of the report prepared by Frost & Sullivan (the “Frost & Sullivan Report”) supporting the relevant third-party statements in the Revised Draft Registration Statement. The relevant portions of the Frost & Sullivan Report are also marked and indexed to the statements in the Revised Draft Registration Statement that the Company made in reliance on the Frost & Sullivan Report for your easy reference.

Prospectus Summary, page 1

3.                                      Please include in this section a statement concerning the enforceability of civil liabilities against foreign persons.

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of the enforceability of civil liabilities against foreign persons on page 6 of the Revised Draft Registration Statement.

4.                                      Since investors will be investing in a holding company that does not directly own its operations in China, please make this clear in the first paragraph of the prospectus summary under “Corporate History and Structure.” It must be clear that the business you are describing is not the registrant’s business but is the business of your variable interest entities.

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of the corporate structure of the Company on page 4 of the Revised Draft Registration Statement.

Our Challenges, page 3

5.                                      Please add a brief description of any risks involved in investing in your ADSs.

In response to the Staff’s comment, the Company has added description of the risks involved in investing in its ADSs on page 4 of the Revised Draft Registration Statement.

6.                                      Please disclose under this heading that as a holding company your ability to pay dividends depends upon dividends paid to you by your wholly owned subsidiaries and discuss the significant restrictions on the payment of dividends imposed under PRC law. In addition, please disclose the circumstances under which the reserve funds of your subsidiaries and consolidated affiliated entities are distributable as cash dividends to you.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 4 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 6

7.                                      Tell us what consideration you have given to excluding transactions from net GMV that involve the sale of vehicles in light of the relatively larger transaction value involved.

The Company respectfully advises the Staff that the Company began to offer vehicles through its marketplace services in 2014, and the Company does not exclude transactions that involve the sale of vehicles from net GMV because (i) the Company is an upscale products platform, and the products offered by the Company generally have relatively high average transaction value, and (ii) the total transaction value of vehicles sold in 2014 was not material.

8.                                      Please revise to disclose the approximate value of transactions where the goods are ultimately not delivered, with a view to understanding why you chose to include such transactions in your calculation of GMV.

The Company respectfully advises the Staff that its total GMV was RMB806 million and RMB1.66 billion for the years ended December 31, 2013 and 2014, respectively. The difference between GMV and net GMV was the value of (i) products sold but not delivered and (ii) returned products, which in aggregate accounted for RMB126 million and RMB123 million for the years ended December 31, 2013 and 2014, or 15.6% and 7.4% of the total GMV for the same periods, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 75 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company intends to present GMV as a key operating indicator, in lieu of net GMV, in future filings of its registration statement with the Commission. Based on publicly available information, GMV is a commonly used operating indicator among established e-commerce companies listed on major stock exchanges in the U.S., and is typically calculated based on value of all orders placed with a company, regardless of whether the products are delivered or returned.  The Company’s calculation of GMV is consistent with this commonly used approach.

The Company is discussing with Frost & Sullivan about updating the Frost & Sullivan Report to use GMV, as opposed to net GMV, as the main criteria to assess the overall upscale product retail market in China and the Company’s market share.

Risk Factors, page 12

9.                                      Please add a risk factor that discusses the director appointment rights of your Shareholders Agreement and the accompanying risks. If these rights automatically terminate at the completion of this offering, please state as much on page 148.

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of the director appointment rights in the Shareholders Agreement and the accompanying risks on page 30 of the Revised Draft Registration Statement.

The proper functioning of our technology platform is essential to our business…., page 23

10.                               We note your indication that you have experienced breaches of your information security measures in the past. Here or in an appropriate place in your prospectus, please revise to clarify whether such breaches were material.

The Company respectfully advises the Staff that it has not experienced any breach of its information security measures or unexpected interruptions in the past but may experience such in the future. The Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

We rely on contractual arrangements with our variable interest entities and their shareholders for substantially all of our operations, which may not be as effective as direct ownership in providing operational control, page 34

11.                               We note your disclosure on page 69 that your VIE has entered into an equity pledge agreement that “will become effective on the date when ….these agreements are registered with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.” Please revise this risk factor to address the risks, if any, that these agreements have not been registered.

The Company respectfully advises the Staff that the pledges on Beijing Secoo and Beijing Auction’s equity interests contemplated in the respective equity pledge agreements became effective on January 11, 2012 and February 15, 2015, respectively, when the pledges were registered with the Beijing Administration for Industry and Commerce. The Company has revised the disclosure on page 69 of the Revised Draft Registration Statement accordingly.

Use of Proceeds, page 60

12.                               Please revise to disclose the approximate amount intended to be used for each of the principal purposes of the net proceeds. Please refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Revised Draft Registration Statement.

Capitalization, page 62

13.                               Please disclose the authorized, issued and outstanding preferred shares comprising your total mezzanine equity on an actual and pro forma basis.

In response to the Staff’s comment, the Company has added the authorized, issued and outstanding preferred shares comprising the Company’s total mezzanine equity on an actual and pro forma basis on page 61 of the Revised Draft Registration Statement.

Dilution, page 63

14.                               Please revise your dilution calculation to include your pro forma net tangible book value per ordinary share calculated after giving effect to the conversion of your issued and outstanding convertible preferred shares. Please separately state the accretive or dilutive effect on pro forma net tangible book value per ordinary share due to the conversion of the preferred stock.

In response to the Staff’s comment, the Company has added in the dilution calculation to include its pro forma net tangible book value per ordinary share calculated after giving effect to the conversion of its issued and outstanding convertible preferred shares on page 62 of the Revised Draft Registration Statement.

Corporate History and Structure, page 68

15.                               Please disclose if true that, if your VIE and its shareholders fail to perform their obligations under the contractual arrangements that give you effective control and if you are unable to maintain effective control, you may not be able to continue to consolidate the VIEs’ financial results with your financial results.

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of risks of the inability to continue to consolidate its variable interest entities and their subsidiaries’ financial results in its consolidated financial statement on pages 36, 37 and 67 of the Revised Draft Registration Statement.

16.                               We note your disclosure that the equity interest pledge will become effective on the date when the pledge is registered with the relevant office of the administration for industry and commerce. Please clarify the current status of the registration of the agreement and the expected timeline for registration.

The Company respectfully advises the Staff that the pledges on Beijing Secoo and Beijing Auction’s equity interests contemplated in the respective equity pledge agreements became effective on January 11, 2012 and February 15, 2015, respectively, when the pledges were registered with the Beijing Administration for Industry and Commerce. The Company has revised the disclosure on page 69 of the Revised Draft Registration Statement accordingly.

Management’s Discussion & Analysis, page 76

17.                               Please provide the percentage of revenues derived from your VIE, as well as your expectations for future contributions by your VIE to your revenues (e.g., substantially all your revenues).

In response to the Staff’s comment, the Company has added the historical and expected revenue contribution from its VIEs on page 76 of the Revised Draft Registration Statement.

18.                               We note indication on page 43 that you make contributions to various employee benefit plans as required by PRC regulations and that you have recorded accruals for estimated underpaid amounts that could result in late payment penalties. If material, tell us how these contributions impact you, especially considering your growing operations and workforce.

The Company respectfully advises the Staff that the contributions to the employee benefit plans, as well as the accruals for underpaid amounts for an employee is recorded as staff compensation expense in the relevant operating expense item based on the function of such employee in the Company. As the Company continues to grow its operations and workforce, the Company expects the staff compensation expense resulting from such contributions to increase in the near future, which will have a negative impact on its results of operations.

Net Revenues, page 77

19.                               Here or in an appropriate place in your prospectus, please revise to disclose a break-down of your net GMV differentiating between your offline (clubhouse), online and mobile GMV. In doing so, please discuss these amounts using consistent time periods; for example, you provide fourth quarter GMV for your mobile sales, however, you do not provide fourth quarter information for any other metric or financial line item. Please also discuss any trends among these categories of GMV.

In response to the Staff’s comment, the Company has added the breakdown by different sales channels and a discussion on future trends on page 75 of the Revised Draft Registration Statement.

Results of Operations, page 81

20.                               We note for the periods presented you attribute your increases in total net revenues primarily to the increase in the total number of orders and the decreases in gross margin to greater product discounts. Please revise your disclosure to provide a quantified analysis of the underlying reason(s) for the increases and changes in gross margin. For example, to the extent an analysis of revenues and gross margins generated from each of your online sales formats (online shopping mall, flash sales, auction and overseas direct sales) and clubhouses provides information to better understand and evaluate your company, please expand your discussion accordingly. In addition, please tell us your consideration of discussing product mix as we note you have expanded your product offerings in recent years to include selected categories of upscale lifestyle products and services.

In response to the Staff’s comment, the Company has revised the referenced disclosure in respect of the increase in net revenues, changes in gross margin and product mix on pages 81, 82 and 83 of the Revised Draft Registration Statement.

Net loss, page 83

21.                               With a view to understanding the primary drivers behind your increased net loss, please specify the reasons behind this loss so that readers can assess whether these losses are expected to continue or relate to one-time events.

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of the reasons behind the loss on page 82 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 85

22.                               We note your disclosure on the first paragraph on page 85 that “[you] obtained a support letter from one of [y]our preferred shareholders to ensure sufficient funding to support [y]our continuing operations so as to enable [you] to meet [y]our estimated cash need[s].” Please revise your disclosure to clarify if the support letter is a legal binding agreement, discuss the terms of the agreement and identity of the preferred shareholders. Please also tell us what consideration you have given to filing this agreement or understanding as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of the support letter on page 84 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the preferred shareholder that delivered the referenced support letter is not a party affiliated with the Company other than being an investor in the Company, and it has requested to keep its identity confidential (so that its other portfolio investee companies would not request the same in the future).  In addition, the Company does not consider the identity of the preferred shareholder to be material information for prospective investors in the offering, and thus does not intend to disclose such identity in the registration statement.

The Company respectfully advises the Staff that the Company does not plan to file the support letter as an exhibit to the registration statement because the Company does not believe the support letter is required by Item 601 of Regulation S-K to be filed as an exhibit. Particularly, in respect of Paragraph (b)(10) of Item 601 of Regulation S-K, the Company does not consider the support letter to be material to the Company because of the availability of potential alternative sources of financing: the Company is currently in discussions with prospective investors regarding a potential new round of private placement financing with a target closing in the second quarter of 2015.

23.                               We note your disclosure of cash held by your subsidiaries and VIEs in China at September 30, 2014 on page 86. Please disclose cash disaggregated by currency denomination as of the most balance sheet date held in other jurisdictions in which your affiliated entities are domiciled. In this regard you report RMB 152.9 million in cash and cash equivalents and cash and cash equivalents of RMB 28.3 million held by subsidiaries, variable interest entities and their subsidiaries.

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of disaggregated cash holding in other jurisdictions on page 85 of the Revised Draft Registration Statement.

24.                               We note your discussion of GMV and your disclosure on page 109 that you generated 53% of your total net GMV through your clubhouses in the nine months ended September 30, 2014 and that you intend to open additional clubhouses to expand your offline presence. Please discuss any known trends or commitments in your capital resources as a result of your investment in your offline business.

In response to the Staff’s comment, the Company has added the disclosure in respect of known trends or commitments in capital resources in offline business on page 87 of the Revised Draft Registration Statement.

Critical Accounting Policies and Estimates, page 90

25.                               Your critical accounting policies appear to substantially duplicate some of the accounting policies already disclosed in the footnotes to your financial statements. The objective of the disclosure here is to address material implications of uncertainties associated with the methods, assumptions and estimates underlying the (application of) your critical accounting measurements. Refer to FR-72, which can be found on our website at: http://www.sec.gov/rules/interp/33 8350.htm. Please revise your disclosure to eliminate repeating accounting policies disclosed in the notes to the financial statements and, to the extent not disclosed elsewhere, include disclosure that addresses the specific methods, assumptions and estimates. Your discussion should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

In response to the Staff’s comment, the Company has revised the referenced disclosure in the Critical Accounting Polices and Estimates section on pages 88 to 93 of the Revised Draft Registration Statement.

Our Competitive Strengths, page 103

26.                               We note your statements that “[you] have been authorized to jointly establish a work station with the Chinese National Leather Products Quality Supervision and Examination Center in Beijing to jointly develop the authentication and maintenance technologies”, on page 104 that “[you] intend to enter into offline-online cooperative relationships with leading Chinese offline upscale product retailers”, on page 106 and that “[you] intend to selectively launch new clubhouses in popular shopping destinations, such as Milan and Tokyo” on page 107. Please tell us if you have an expected timeline for the completion of any of these competitive strategies.

The Company respectfully advises the Staff that the work station with the Chinese National Leather Products Quality Supervision and Examination Center had been established in November 2014. The Company has revised the referenced disclosure on page 103 of the Revised Draft Registration Statement.

In terms of the intention to enter into offline-online cooperative relationships with leading Chinese offline upscale product retailers, the Company is currently in discussions with major offline retailers in Beijing and Shanghai. However, the Company cannot anticipate if and when exactly it will be able to establish formal cooperative relationships with such offline retailers.

In terms of new clubhouses, the Company anticipates that its new clubhouse in Milan will commence operation in the second quarter of 2015, and the new clubhouse in Tokyo will commence operation by the end of 2015. The Company has added the referenced disclosure on page 106 of the Revised Draft Registration Statement.

Our Online Sales Formats, page 107

27.                               Please revise to disclose whether one or more of the sales formats you utilize generates significantly more sales than any other format and explain why.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 106 of the Revised Draft Registration Statement.

Our Product Categories, page 109

28.                               If any product category generates a material amount of your sales, please revise to quantify the amount(s).

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of net GMV contribution by major product categories on page 108 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

1. Organization and principal activities, page F-9

Variable interest entities, page F-10

29.                               On page F-11 you disclose that the shareholders of Beijing Secoo pledged their respective shares in Beijing Secoo under the Equity Pledge Agreement to Kutianxia whereas on page 69 you disclose that the shareholders of Beijing Secoo pledged all of their equity interest in Beijing Auction to guarantee Beijing Secoo’s performance. Please explain to us why there is an apparent discrepancy in your disclosure regarding the Equity Pledge Agreement and revise your disclosure as appropriate.

The Company respectfully advises the Staff that the shareholders of Beijing Secoo pledged all of their equity interest in Beijing Secoo to guarantee Beijing Secoo’s performance. The Company has revised the disclosure on page 68 of the Revised Draft Registration Statement.

30.                               We note your disclosure of the contracts that you state enable you to receive the benefits from the VIEs, Beijing Secoo and Beijing Auction. Please expand your disclosure to explain whether and how these agreements obligate you to bear the risks of and, if true, absorb the losses of the VIEs.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-10 of the Revised Draft Registration Statement to explain how the Company bears the risks and absorbs the losses of the VIEs.

2. Summary of Significant Accounting Policies, page F-19

(f) Cash and Cash Equivalents, page F-20

31.                               Please provide separate disclosure of your cash restricted as to withdrawal or usage describing the provisions of any restrictions. Refer to Rule 5-02 of Regulation S-X.

In response to the Staff’s comment, the Company has added the referenced disclosure regarding restricted cash in footnotes to the financial statements on page F-21 of the Revised Draft Registration Statement.

(l) Revenue, page F-22

32.                               We note revenues are recorded net of value-added taxes, business taxes and surcharges. Please disclose how value-added taxes receivable from customers is presented on the consolidated balance sheets and the amounts recorded in accounts receivable.

The Company respectfully advises the Staff that when the Company accomplishes sales before cash is received, the Company would record accounts receivable for the sales invoice value, which includes the price of the merchandise sold together with the related value-added tax. The Company records revenue for the merchandise sold net of the value-added tax.

Here is an illustrative example:

The Company sells an item for RMB10,000, and the applicable output VAT rate for the item is 2%. The value of the sales invoice billed against the customer is RMB10,200, inclusive of an output VAT amount of RMB200. The Company records (i) accounts receivable for an amount of RMB10,200, (ii) an output VAT payable of RMB200, and (iii) merchandise sales revenue of RMB10,000 in respect of this merchandise sales transaction. The accounting entries are as follows:

Dr Accounts Receivable	RMB10,200
Cr Tax Payable — output VAT	RMB(200)
Cr Revenue	RMB(10,000)

In response to the Staff’s comment, the Company has added disclosure regarding how value-added taxes receivable from customers is presented on the consolidated balance sheets and the amounts of VAT included in accounts receivable on page F-21 of the Revised Draft Registration Statement.

33.                               Please revise your disclosure to clarify if merchandise sales include sales generated from your overseas direct sales referred to on page 108; and, tell us the factors you considered in determining whether you act as the principal or as an agent in these arrangements.

The Company respectfully advises the Staff that merchandise sales include all sales generated from the Company’s overseas direct sales referred to on page 107 of the Revised Draft Registration Statement. In response to the Staff’s comment, the Company has added the referenced disclosure on page F-23 of the Revised Draft Registration Statement.

The factors set out on page F-23 of the Revised Draft Registration Statement relating to merchandise sales apply to overseas direct sales, and the Company therefore considers itself as the principal in these arrangements.

34.                               Please tell us about the nature of the services included in other service revenue. Please specifically tell us whether or not you provide advertising placements on your website. If so, please explain to us the process for receiving revenue from such placements.

The Company respectfully advises the Staff that other service revenue are service fees earned from the provision of repair and maintenance services to products such as bags and watches.

In response to the Staff’s question regarding whether or not the Company provide advertising placements on the Company’s website, the Company respectfully advises the Staff that the Company does not provide such services.

(m) Customer Loyalty Program, page F-24

35.                               Using an illustrative example, please show us how you determine the portion of the sales price related to the loyalty points generated from a sale of your merchandise. Please also explain your basis in US GAAP for treating such loyalty points as a separate deliverable.

The Company respectfully advises the Staff that the Company awards loyalty program points to customers on customers’ qualified purchases. One loyalty program point the Company awards to its customers is redeemable for one RMB. Customer is eligible to at any time redeem any loyalty program points earned from previous purchases for paying his future purchases from the Company. The loyalty program points have no expiry date, and there is no other condition stipulated for redemption of the loyalty program points. The Company has determined that the loyalty program points it awards to customers on a merchandise sales transaction is an element of a multiple elements arrangement within the scope of ASC 605-25. Accordingly, the Company follows the guidance of ASC 605-25 to account for the sales of products and the award of loyalty program points as two separate accounting units in a merchandise sales arrangement. The Company allocates from the proceeds it receives from a merchandise sales transaction between product sale and loyalty program points award based on the relative selling price of these two elements. The amount allocated to loyalty program points is accounted for as deferred revenue until the loyalty program points are redeemed by the customer in a future purchase, at which time the amount is recognized as merchandise sales revenue.

The Company further respectfully advises the Staff that the amount of loyalty program points awarded by the Company has not been material.

The following is an illustration of the Company’s allocation of merchandise sales proceeds to, and its accounting for, the loyalty program points.

A customer purchases a product from the Company with purchase price of RMB10,000 earns 50 loyalty program points from this transaction. The Company invoices and receives from the customer a total of RMB10,200, inclusive of VAT of RMB200, calculated at applicable output VAT tax rate of 2%. The Company allocates an amount of RMB50 it receives from this transaction to loyalty program benefits and account for such amount as deferred revenue. Excluding RMB200 output VAT payable and RMB50 revenue deferred, the balance of the sales proceeds amounting to RMB9,950 is recorded as the Company’s merchandise sales revenue. The accounting entries are:

Dr Cash	RMB10,200
Cr VAT Payable	RMB(200)
Cr Merchandise Sales Revenue	RMB(9,950)
Cr Deferred Revenue	RMB(50)

When this customer places another purchase with the Company for RMB2,000 and chooses to redeem and apply his 50 loyalty program points earned from his previous purchase for this purchase, the customer pays the Company by cash the net amount of RMB1,950 for the product plus an output VAT amount of RMB40, calculated at applicable output VAT tax rate of 2% on the product’s sales price of RMB2,000. The RMB50 deferred revenue attributable to the loyalty program points redeemed are accounted for as merchandise sales revenue. The Company records this sales transaction as follows:

Dr Cash	RMB1,990
Dr Deferred Revenue	RMB50
Cr Merchandise Sales Revenue	RMB(2,000)
Cr VAT Payable	RMB(40)

Technology and Content Development Expenses, page F-25

36.                               We note your discussion of the Company’s technology on page 114 including your development of most of your key business modules through your in-house IT department and licensed software acquired from third-party providers. We also note your reference to IT software capital expenditures on page 88. Please tell us your consideration of ASC 350-40-30 clarifying for us your accounting policy to expense technology and content development expenses including software development costs as incurred.

The Company respectfully advises the Staff that the costs incurred by the Company for software and technology development are expensed as Technology and Content Development Expenses as incurred since costs qualified for capitalization under ASC 350-40-30 have been immaterial.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has expanded the relevant disclosure on F-26 of the Revised Draft Registration Statement.

37.                               We note your discussion of your intellectual property on page 116. Please tell us your consideration of disclosing the amount of intangible assets and related accounting policies.

As discussed in its response to Staff comment #36 above, the Company respectfully advises the Staff that the Company has expensed all of the costs the Company spent on its IT development. The Company has not capitalized any amount and accordingly, the Company does not have any intangible assets related to internally-developed IT intellectual property. In the future, the Company may capitalize eligible costs as intangible assets, if the costs incurred for technology development qualified for capitalization become material.

The Company further respectfully advises the Staff that the costs of registering the trademarks of the Company and procuring a license of software from a third party have been clearly immaterial, and thus the Company has not disclosed such costs separately.

(z) Segment Reporting, page F-28

38.                               Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact. Refer to ASC 280-10-50-40.

The Company respectfully advises the Staff that the Company’s merchandise sales revenues are substantially generated from sales of upscale bags, watches and jewelries which are categorized by the Company as one single group of upscale personal products. The Company also respectfully advises the Staff that revenues from sales of other individual product types or services are not material to the Group’s total revenues.

The Company further respectfully advises the Staff that the Company has revised the disclosure to provide revenue from each service included in the Company’s “Marketplace and other services” revenues on page F-44 of the Revised Draft Registration Statement.

13. Restricted Ordinary Shares, page F-40

39.                               You disclose that the ordinary shares owned by the Founders became subject to a revised four year vesting restriction arrangement in conjunction with the shares transferred to a consultant. We note you recognized expense for the unamortized compensation cost attributable to the previously restricted shares transferred to the consultant. Please clarify for us whether additional compensation cost for the incremental value was recognized for the remaining 7,301,587 restricted shares and your consideration of ASC 718-20-35-3.

The Company respectfully advises the Staff that it is specified in the guidance of ASC 718 that on the modification of the terms of an award, the award will be treated as a new award triggering re-measurement of compensation at the date of modification and calculation of incremental value. An extension of the vesting period of an award is regarded as a modification under ASC 718. ASC 718 requires that a company modifying an award has to (i) calculate the incremental fair value of the award, and (ii) assess the effect of the modification on the number of awards expected to vest, including a reassessment of the probability of vesting. The incremental fair value is the excess of the fair value of the original award immediately after the modification over the fair value of the original award immediately before the modification.

For the 7,301,587 restricted shares, the extension of the vesting term from the original 4-year vesting to a revised 4-year vesting counting from Series B Preferred Shares issuance date of March 4, 2012 is a modification under ASC 718. Following the guidance of ASC 718, the Company is required to calculate the incremental fair value for the 7,301,587 restricted shares at the date of modification and reassess the effect of the modification on the probability of vesting of the restricted shares. As these restricted shares are Founders’ shares, the Company expects that they will vest in full following the revised vesting schedule. In addition, there was no increase in fair value for the restricted shares immediately after the modification, compared with their fair value before the modification. Therefore, there was no incremental fair value to be recognized as additional compensation cost.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Richard Rixue Li, Director and Chief Executive Officer, Secoo Holding Limited

John Yijia Bi, Chief Financial Officer, Secoo Holding Limited
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Shearman & Sterling LLP